

10033144

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67038

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Deep ATS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6101 W. Courtyard, Building 1, Suite 110
(No. and Street)

Austin (City) Texas (State) 78730 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sam Balabon 512-372-8001
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

815 Parker Square (Address) **Flower Mound** (City) **Texas** (State) **75028** (Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sam Balabon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Deep ATS, LLC**, as of December 31, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public


CARLA JONES
Notary Public, State of Texas
My Comm. Expires 12-10-2011
STATE OF TEXAS

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **NONE**
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.*
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

** The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.*
***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT

To the Member
Deep ATS, LLC

We have audited the accompanying statement of financial condition of Deep ATS, LLC as of December 31, 2009, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Deep ATS, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 3 to the financial statements the Company is under the control of its Parent, and the existence of that control creates operating results and financial position significantly different than if the Companies were autonomous. Under a Reimbusement of Expenses Agreement with its Parent, that is not an arm's length transaction, the Company has a significant contingent liability to its Parent at December 31, 2009, and it is expected to increase significantly.



BRAD A. KINDER, CPA

Flower Mound, Texas
February 23, 2010

DEEP ATS, LLC
Statement of Financial Condition
December 31, 2009

ASSETS

Cash	$ 129,971
TOTAL ASSETS	$ 129,971

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Payable to Parent	$ 6,878
Member's Equity	123,093
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 129,971

See notes to financial statements.

DEEP ATS, LLC
Statement of Operations
Year Ended December 31, 2009

Revenue	
Dividends and interest	$ 335
Expenses	
Bank Charges	104
Net income before other income	231
Other Income	
Realized gain on marketable securities	137
Net Income	$ 368

See notes to financial statements.

DEEP ATS, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2009

Member's equity, December 31, 2008	$ 122,725
Net income	368
Member's equity, December 31, 2009	$ 123,093

See notes to financial statements.

DEEP ATS, LLC
Statement of Cash Flows
Year Ended December 31, 2009

Cash flows from operating activities:	
Net income	$ 368
Adjustments to reconcile net income to net cash provided by operating activities	
Realized gain on marketable securities	(137)
Change in assets and liabilities:	
Increase in payable to Parent	4,884
Net cash provided by operating activities	5,115
Cash flows from investing activities:	
Proceeds from sale of marketable securities	11,901
Purchase of marketable securities	(11,764)
Net cash provided by investing activities	137
Net increase in cash	5,252
Cash at beginning of year	124,719
Cash at end of year	$ 129,971

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

See notes to financial statements.

DEEP ATS, LLC
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Deep ATS, LLC (Company) was organized in the state of Texas in October 2004. The Company is wholly owned by Deep Liquidity, Inc. (Parent). The Company's registration with the Securities and Exchange Commission (SEC) as a broker/dealer in securities became effective in January 2006. The Company is a member of the Financial Regulatory Authority, Inc. (FINRA). The Company currently has no active customers and primarily trades securities for its own account. The Company is also building an Alternative Trading System financed by its Parent. See Notes 3 and 5.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of the Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exempt provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Basis of accounting

On July 1, 2009, the Accounting Standards Codification (ASC) became the Financial Accounting Standards Board's (FASB) officially recognized source of authoritative U.S. generally accepted accounting principles (GAAP) applicable to all non-governmental entities in the preparation of financial statements except for rules and interpretive releases of the Securities and Exchange Commission (SEC), which are sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the ASC was superseded and became non-authoritative. This ASC is effective for financial statements issued for fiscal years ending after September 15, 2009. As the ASC was not intended to change or alter existing GAAP, it did not have an impact on the Company's financial statements other than for those standards applicable to the Company issued thereafter.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

Cash and payables are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that reflect fair value. There were no securities owned as of December 31, 2009.

Security Transactions

Security transactions are recorded on the trade date.

Income Taxes

The Company has elected to be taxed as a corporation for federal income tax purposes.

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of December 31, 2009, open Federal tax years include the tax years ended December 31, 2006 through December 31, 2008.

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009 the Company had net capital and net capital requirements of $123,093 and $100,000, respectively. The Company's net capital ratio was .06 to 1.

Note 3 - Related Party Transactions/Economic Dependency / Commitment

The Company is under the control of its Parent, and the existence of that control creates operating results and financial position significantly different than if the Companies were autonomous.

Effective January 1, 2009 the Company entered into a Reimbursement of Expenses Agreement with its Parent, Deep Liquidity Inc., according to which the Parent would meet all the expenses of the Company until the Company starts earning revenues.

Note 3 - Related Party Transactions/Economic Dependency / Commitment (continued)

The expenses include construction of an Alternate Trading System, business development and other expenses. The Company is not required to reimburse such expenses to the Parent until the Company's revenues exceeds operating costs. At such time, Parent will invoice the Company for reimbursement of expenses paid by Parent over a period of time agreeable to bother parties. This agreement is not an arm's length transaction.

The expenses paid by Parent under this agreement for 2009 are summarized below.

Bank charges	$1,106
Computer	277
Interest	73,784
Office	3,280
Professional fees	11,711
Rent	9,298
Insurance	3,654
Travel & business development	249,789
Utilities	9,355
Office supplies	197
Payroll	241,870
Product development	193,551
	$797,872

The Company, under the Reimbursement of Expenses Agreement has a contingent liability to Parent of $797,872. This contingent liability to Parent is to be paid on mutually agreeable terms, when and if the Company's revenues exceed operating costs.

The Company has a payable to its Parent totaling $6,787 at December 31, 2009 resulting from advances from the Parent.

Note 4 - Concentration

The Company has $124,844, or approximately 96% of its total assets, in a cash account at Wedbush Morgan Securities, the Company's clearing broker dealer.

Note 5 - Subsequent Events

Under the Reimbursement of Expenses Agreement, the Parent has incurred an additional $80,389 during January 2010 and through February 23, 2010, on behalf of the Company. These expenses incurred increase the contingent liability to the Parent.

The Company has evaluated subsequent events through February 23, 2010, the date which these financials were available to be issued.

Schedule I

DEEP ATS, LLC
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
December 31, 2009

Total members' equity qualified for net capital	$ 123,093
Deductions and/or charges	-
Net capital before haircuts	123,093
Haircuts on securities	-
Net Capital	$ 123,093
Aggregate indebtedness	
Payable to Parent	$ 6,878
Total aggregate indebtedness	$ 6,878
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$ 23,093
Ratio of aggregate indebtedness to net capital	.06 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2009 as filed by Deep ATS, LLC on Amended Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

To the Member
Deep ATS, LLC

In planning and performing our audit of the financial statements of Deep ATS, LLC (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brad A Kinder, CPA

BRAD A. KINDER, CPA

Flower Mound, Texas
February 23, 2010